UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-49651
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: July 3, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
SUNTRON CORPORATION

Full Name of Registrant

Former Name if Applicable
2401 WEST GRANDVIEW ROAD

Address of Principal Executive Office (Street and Number)
PHOENIX, ARIZONA 85023

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Suntron Corporation (the “Registrant”) requires additional time to finalize and review its Quarterly Report on Form 10-Q for its quarterly period ended July 3 , 2005 (the “Report”). The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. The Report could not be filed within the prescribed time period because the Registrant and the senior lenders under its secured credit facility are in the process of finalizing the terms of an amendment to the credit facility that would increase the Registrant’s borrowing availability. The amendment to the credit facility will require modification to the disclosure in the Report. Accordingly, the Registrant needs additional time to complete the disclosures in the Report.
The Registrant expects to file the Report within the next few days and in no event later than the fifth calendar day following the date on which the Report was due.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Peter W. Harper	(602)	789-6600

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATTACHMENT
The Registrant’s net sales for the second quarter of 2005 were $81.8 million, compared to $130.4 million for the second quarter of 2004. The Registrant’s net loss for the second quarter of 2005 was $3.7 million. For the second quarter of 2004, the Registrant’s net income was $1.0 million.

SUNTRON CORPORATION
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 18, 2005	By:	/s/ Peter W. Harper
Peter W. Harper
Chief Financial Officer

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